UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026.

Commission File Number 001-39372

INTEGRA RESOURCES CORP.

(Exact Name of Registrant as Specified in Charter)

1050-400 Burrard Street

Vancouver, British Columbia V6C 3A6

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, 99.9, 99.10, 99.11, 99.12 and 99.13 submitted with this Form 6-K are hereby incorporated by reference into Integra Resources Corp's Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Integra Resources Corp.

/s/ Andree St-Germain
Date: July 6, 2026	Andree St-Germain
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Material Change Report dated July 6, 2026
99.2	Consent of James Frost
99.3	Consent of Antoine de Carvalho
99.4	Consent of BT Africa Mining Services
99.5	Consent of Dave Swanton
99.6	Consent of Equity Exploration Consultants Ltd.
99.7	Consent of Hamid Samari
99.8	Consent of Larry Breckenridge
99.9	Consent of Terre Lane
99.10	Consent of Todd Harvey
99.11	Consent of Global Resources Engineering, Ltd.
99.12	Consent of Maxime Lamothe
99.13	Consent of Alius Mine Consulting Inc.